UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.

. . . . . . . . . . . . . . . . . . . . . . . . . .
In the Matter of                                  ..
ENTERGY ARKANSAS, INC.                            ..
ENTERGY LOUISIANA, INC.                           ..
ENTERGY MISSISSIPPI, INC.                         ..
ENTERGY NEW ORLEANS, INC.                         ..
File No. 70-5015                                  ..
________________                                  ..         CERTIFICATE
                                                  ..         PURSUANT TO
                                                  ..         RULE 24
In the Matter of                                  ..
SYSTEM FUELS, INC.                                ..
SYSTEM ENERGY RESOURCES, INC.                     ..
ENTERGY ARKANSAS, INC.                            ..
ENTERGY LOUISIANA, INC.                           ..
ENTERGY MISSISSIPPI, INC.                         ..
ENTERGY NEW ORLEANS, INC.                         ..
File No. 70-5889                                  ..
________________                                  ..
                                                  ..
(Public Utility Holding Company Act of 1935)      .

Pursuant to Rule 24 promulgated by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935, modified by request in the application(s) - declaration(s) referenced above, this is to certify that the following transactions were carried out and borrowings made, during the first quarter ended March 31, 2003 pursuant to System Fuels, Inc.'s (SFI) function as a supplier of fuel for the Entergy Corporation Operating Companies (System) in accordance with the terms and conditions of and for the purposes represented in the application(s) - declaration(s), as amended, and pursuant to the Orders of the SEC, dated December 17, 1971 in File No. 70-5015 and April 28, 1978 in File No. 70-5889.

Expenditures for SFI's fuel program for 2003 during the 1st quarter are indicated below:

	Net Expenditures (In Thousands)
	1st Quarter	Year-To-Date
2003 Fuel Supply Program:
1. Gas and Oil Development and Production	$ 0	$ 0
2. Nuclear Fuel Procurement	10,354	10,354
3. Fuel Oil Program	23,409	23,409

TOTAL EXPENDITURES	33,763	33,763

Less funds derived through Amortization & depreciation Charges
Amortization of Gas & Oil Development & Production Costs	0	0
Depreciation & Other Amortization	2	2
TOTAL depreciation & amortization	2	2
Net Expenditures	33,765	33,765

(Increase) decrease in: Outside financing System Money Pool borrowings	(34,318)	(34,318)
TOTAL (increase)decrease in borrowings	(34,318)	(34,318)
Increase (decrease) in working Capital	$ 553	$ 553
1. Gas and Oil Development and Production
	Net Expenditures (In Thousands)
	1st quarter	Year-To-Date
Gas and Oil Development and Production	$ 0	$ 0

Effective July 1, 1996, SFI sold its interest in the properties associated with its Gas and Oil Development and Production Program (the program).

During this quarter, SFI had no expenditures relative to the continuing shutdown of this operation. As of March 31, 2003, accumulated net proceeds of approximately $578,134 are retained at SFI for the continuing shutdown activities.

Calculation of the net expenditures (proceeds) from the continuing shutdown activities of the Program, is:
	Net Expenditures (In Thousands)
	1st Quarter	Year-To-Date
Sales to non-System parties: Natural gas Condensate Crude oil	$ 0 0 0	$ 0 0 0
TOTAL	0	0
Miscellaneous income (including sale of assets)	0	0
TOTAL	0	0
General and administrative Expense Operating expense Interest expense Amortization adjustment	0 0 0 0	0 0 0 0
Net proceeds	$ 0	$ 0
2. Nuclear Fuel Procurement

	Net Expenditures (In Thousands)
	1st Quarter	Year-To-Date
Nuclear Fuel Procurement	$10,354	$10,354
	Net Expenditures (In Thousands)
	1st Quarter	Year-To-Date
Activities during the period: Expenditures for nuclear Materials and processing Services General and administrative Expense Interest expense	$ 10,083 97 177	$ 10,083 97 177
TOTAL	10,357	10,357
Sales of nuclear materials and Processing services to System companies	3	3
Net effect on inventory	$10,354	$10,354

3. Fuel Oil Program
	Net Expenditures (In Thousands)
	1st Quarter	Year-To-Date
Fuel Oil Inventory	$ 23,409	$ 23,409
a) Fuel Oil Inventory:
	Barrels	Book Value
Inventory as of:	(In Thousands)
March 31, 2003	1,464	51,586
December 31, 2002	1,382	28,177
September 30, 2002	1,370	27,471
June 30, 2002	1,373	27,607
March 31, 2002	1,445	28,880

	During 1st Quarter
	Barrels	Value
Sales price per barrel to System companies
Excluding period cost:
#2 Fuel Oil	86,303	32.25
#6 Fuel Oil	749,798	15.61

4. Other Items:

a) As of March 31, 2003, SFI's outstanding debt and Parent Companies investment consisted of:
Parent Companies:	In Thousands
Common Stock	$ 20
Notes payable	34,000
TOTAL	34,020
System Money Pool	34,318
Banks	0

TOTAL	68,338

b) As of January 1, 1987, SFI's employees were transferred to Entergy Services, Inc. (Entergy Services). Entergy Services bills SFI for labor associated with the operation of continuing activities for SFI and other services provided to SFI (financial, legal, administrative, and other activities). For the 1st quarter of 2003, SFI was billed by Entergy Services for the following amounts:

	January	February	March	Total 1st Qtr
Cost of service charged to Service Requests established to track cost of functions previously performed by SFI personnel:
Direct Cost:
Labor and related Cost	$ 6,473	$ 6,988	$ 3,780	$ 17,241
Other direct cost	6,053	2,466	(725)	7,794
Indirect Cost	1,796	1,687	771	4,254
TOTAL	14,322	11,141	3,826	29,289
Cost of services charged to Service Requests not Related to transfer of SFI personnel:	26,450	73,424	101,922	201,796

Total cost of services performed by Entergy Services	$ 40,772	$ 84,565	$ 105,748	$ 231,085

Amounts billed to Operating Companies for The Fuel Oil Program*	$ 35,669	$ 61,149	$ 77,145	$ 173,963

Charged to Nuclear Fuel Procurement	5,103	23,416	28,603	57,122

TOTAL	$ 40,772	$ 84,565	$ 105,748	$ 231,085

* Charged to the Fuel Oil Program as a component of period costs. Effective January 1, 1998, Fuel Oil Program period costs are recorded by plant, to the extent possible, and direct billed to the operating company that owns the facility where incurred. Costs which cannot be directly associated with a facility or an operating company, continue to be allocated as before. For the 1st quarter of 2003, such Fuel Oil Program period costs were allocated 9.77% to ENTERGY ARKANSAS, INC., 50.43% to ENTERGY LOUISIANA, INC., 28.12% to ENTERGY MISSISSIPPI, INC., and 11.68% to ENTERGY NEW ORLEANS, INC.

c) As previously reported, the System's fuels planning and procurement administration was reorganized during 1988, redefining the fuels management roles and placing the responsibility for most fuel procurement decisions with Entergy Corporation System Executives.

SFI, utilizing Entergy Services personnel, continues to be responsible for gas and oil production shut down, financing nuclear fuel inventory and fuel oil inventory and facilities, and accounting functions related to these continuing activities.

IN WITNESS WHEREOF, SFI has caused this certificate to be executed as of the 30th of April 2003.

ENTERGY ARKANSAS, INC.
ENTERGY LOUISIANA, INC.
ENTERGY MISSISSIPPI, INC.
ENTERGY NEW ORLEANS, INC.
SYSTEM ENERGY RESOURCES, INC.

BY:/s/ Nathan E. Langston
Nathan E. Langston
Vice President and
Chief Accounting Officer

SYSTEM FUELS, INC.

BY:/s/ Steven C. McNeal
Steven C. McNeal
Vice President
and Treasurer